500 Capitol Mall, Suite 1800 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com

December 22, 2011

Via Edgar

Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	Piedmont Mining Company -Response to SEC Comment Letter of October 26, 2011

Dear Ms. Jenkins:

On behalf of Piedmont Mining Company, Inc., a North Carolina corporation (the “Company”), we hereby respond to the Staff’s comment letter of October 26, 2011, concerning the Company’s Form 10-Q for the quarter ended June 30, 2011.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

General

1.            We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K.  Please tell us why such data is not required to be submitted or amend to provide.

In response to the Staff’s comments, the Company has filed the Interactive Data for the Form 10-Q for the quarter ended June 30, 2011.

Tia L. Jenkins
December 22, 2011

2.             In future filings, including any amendment to this Form 10-Q, please indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

In response to the Staff’s comments, the Company has amended the Form 10-Q to indicate that it has filed the Interactive Data required to be submitted pursuant to Rule 405 of Regulation S-T.

3.            Also, please note that the Company was experiencing technical difficulties with its phone system, but those difficulties are being resolved and the Company’s phone number of (212) 734-9848 is still accurate.

We believe that the foregoing addresses all of the Staff’s comments contained in its letter dated October 26, 2011.  Should you have any questions regarding the foregoing, please do not hesitate to contact me at (916) 930-2500.

Very truly yours,

/s/ Ryan A. Oliver
Ryan A. Oliver

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

ACKNOWLEDGEMENT

Piedmont Mining Company, Inc.  (the “Company”) hereby acknowledges the following:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.           The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: December 22, 2011	Piedmont Mining Company, Inc.

By: /s/ Robert M. Shields, Jr.
Robert M. Shields, Jr., Chief Executive Officer